SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)1

PJT PARTNERS INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

69343T107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

- Page 1 of 10 Pages -

CUSIP No. 69343T107

1.	Names of Reporting Persons. Sessa Capital (Master), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power: 1,427,008
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 1,427,008
	8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,008
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.7%
12.	Type of Reporting Person (See Instructions) PN

- Page 2 of 10 Pages -

CUSIP No. 69343T107

1.	Names of Reporting Persons. Sessa Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power: 1,427,008
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 1,427,008
	8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,008
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.7%
12.	Type of Reporting Person (See Instructions) OO

- Page 3 of 10 Pages -

CUSIP No. 69343T107

1.	Names of Reporting Persons. Sessa Capital IM, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power: 1,427,008
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 1,427,008
	8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,008
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.7%
12.	Type of Reporting Person (See Instructions) PN

- Page 4 of 10 Pages -

CUSIP No. 69343T107

1.	Names of Reporting Persons. Sessa Capital IM GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power: 1,427,008
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 1,427,008
	8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,008
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.7%
12.	Type of Reporting Person (See Instructions) OO

- Page 5 of 10 Pages -

CUSIP No. 69343T107

1.	Names of Reporting Persons. John Petry
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power: 1,427,008
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 1,427,008
	8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,008
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.7%
12.	Type of Reporting Person (See Instructions) IN

- Page 6 of 10 Pages -

Item 1(a).	Name of Issuer:

PJT Partners Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

280 Park Avenue, New York, New York 10017

Item 2(a).	Name(s) of Person(s) Filing:

1.	Sessa Capital (Master), L.P.

2.	Sessa Capital GP, LLC

3.	Sessa Capital IM, L.P.

4.	Sessa Capital IM GP, LLC

5.	John Petry

Item 2(b).	Address of Principal Business Office or, if None, Residence:

888 Seventh Avenue, 30th Floor, New York, New York, 10019

Item 2(c).	Citizenship:

Sessa Capital (Master), L.P. is a Cayman Islands exempted limited partnership. Sessa Capital GP, LLC and Sessa Capital IM GP, LLC are Delaware limited liability companies. Sessa Capital IM, L.P. is a Delaware limited partnership. Mr. Petry is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

69343T107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d (b)(1)(ii)(G);

(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

- Page 7 of 10 Pages -

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership:

(a)	Amount beneficially owned:

Sessa Capital (Master), L.P. (the “Fund”) directly beneficially owns 1,427,008 shares.

Sessa Capital GP, LLC is the general partner of the Fund and, as a result, may be deemed to beneficially own shares owned by the Fund.

Sessa Capital IM, L.P. is the investment manager of the Fund and, as a result, may be deemed to beneficially own shares owned by the Fund.

Sessa Capital IM GP, LLC is the general partner of Sessa Capital IM, L.P. and, as a result, may be deemed to beneficially own shares owned by Sessa Capital IM, L.P.

Mr. Petry is the manager of Sessa Capital GP, LLC and Sessa Capital IM GP, LLC and, as a result, may be deemed to beneficially own shares owned by the Fund.

(b)	Percent of class:

7.7%, based on 18,595,394 Class A common shares outstanding as of November 1, 2017, according to the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2017.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Each of the reporting persons may be deemed to have the sole power to vote or direct the vote of 1,427,008 shares.

(ii) Shared power to vote or to direct the vote: Not applicable

(iii) Sole power to dispose or direct the disposition:

Each of the reporting persons may be deemed to have the sole power to dispose or direct the disposition of 1,427,008 shares.

(iv) Shared power to dispose or direct the disposition: Not applicable.

- Page 8 of 10 Pages -

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. __

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

- Page 9 of 10 Pages -

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018 (Date)

/s/ John Petry
(Signature)

John Petry, individually, as manager of Sessa

Capital GP, LLC, the general partner of Sessa

Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P.

- Page 10 of 10 Pages -